Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-157386 and 333-157386-01

OFFERING SUMMARY

(RELATED TO THE PRICING SUPPLEMENT, NO. 2010-MTNDD507, DATED MARCH 12, 2010, PROSPECTUS SUPPLEMENT

DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Notes Based Upon a Basket of Currencies Due             , 2012

$10,000 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

General

■	The Notes are designed for investors who seek to participate in the growth potential of the value of the Brazilian real, the Australian dollar, the Norwegian krone and the Chinese yuan (together, the “Basket Currencies”) relative to the U.S. dollar over the term of the Notes. The Notes are 95% partial principal protected if held to maturity, subject to the credit risk of Citigroup Inc.

■	If the sum of the Weighted Percentage Change in the value of each of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, during the term of the Notes (the “Basket Return Percentage”), is less than zero, the Basket Return Amount per note will equal zero. If the Basket Return Percentage is both greater than or equal to zero and less than or equal to 10% to 12% (to be determined on the pricing date), the Basket Return amount per note will equal the product of (a) $10,000 and (b) 10% to 12% (to be determined on the pricing date). If the Basket Return Percentage is greater than 10% to 12% (to be determined on the pricing date), the Basket Return Amount per note will equal the product of (a) $10,000 and (b) the Basket Return Percentage.

■	The Notes mature on , 2012. The investors will receive at maturity, for each $10,000 principal amount of Notes they hold, an amount in cash equal to $9,500 plus a Basket Return Amount, which may be positive or zero. Therefore, the amount investors receive at maturity could be less than $10,000 per Note but will be at least $9,500 per Note.

■	The Notes do not pay any periodic interest or other periodic payments.

■	The Notes will be issued in denominations of $10,000 and integral multiples of $10,000 in excess thereof.

■	The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

■	The Notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality. All payments on the Notes are subject to the credit risk of Citigroup Inc.

■	Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

March 12, 2010

Preliminary Terms

Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because only 95% of the principal amount of the Notes is protected, you may receive a payment at maturity that is less than the amount you initially invest.

Principal Protection:	95% if held on the Maturity Date, subject to the credit risk of Citigroup Inc. At maturity you could receive an amount less than your initial investment in the Notes, but no less than $9,500 per Note.

Pricing Date:	March , 2010.

Issue Date:	Approximately 3 Business Days after the Pricing Date.

Valuation Date:	Approximately 5 Business Days prior to the Maturity Date.

Maturity Date:	Approximately 2 years after the Issue Date.

Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in New York City are authorized or obligated by law or executive order to close.

Issue Price:	$10,000 per Note.

Basket Currencies:	Brazilian real, Australian dollar, Norwegian krone and Chinese yuan.

USDBRL Exchange Rate:	USDBRL Exchange Rate will equal the U.S. dollar/Brazilian real exchange rate in the global spot foreign exchange market, expressed as the amount of Brazilian reals per one U.S. dollar, as reported by Reuters on Page “BRFR” (offer side, PTAX column), or any substitute page, on any relevant date. Four decimal figures shall be used for the determination of such USDBRL exchange rate.

USDAUD Exchange Rate:	USDAUD Exchange Rate will equal the U.S. dollar/Australian dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Australian dollars per one U.S. dollar, calculated by dividing the number 1.00 by the AUDUSD exchange rate as reported by Reuters on Page “WMRSPOT12” (in the MID column) or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Five decimal figures shall be used for the determination of such USDAUD exchange rate.

USDNOK Exchange Rate:	USDNOK Exchange Rate will equal the U.S. dollar/Norwegian krone exchange rate in the global spot foreign exchange market, expressed as the amount of Norwegian krones per one U.S. dollar, as reported by Reuters on Page “WMRSPOT06” (in the MID column) or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Five decimal figures shall be used for the determination of such USDNOK exchange rate.

USDCNY Exchange Rate:	USDCNY Exchange Rate will equal the U.S. dollar/Chinese yuan exchange rate in the global spot foreign exchange market, expressed as the amount of Chinese yuan per one U.S. dollar, as reported by Reuters on Page “SAEC,” or any substitute page, on any relevant date. Four decimal figures shall be used for the determination of such USDCNY exchange rate.

Periodic Interest:	None.

Payment at Maturity:	For each $10,000 Note, an amount in cash equal to $9,500 plus the Basket Return Amount, which may be positive or zero. The amount you receive at maturity could be less than $10,000 per Note but will be at least $9,500 per Note.

Basket Return Percentage:	The Basket Return Percentage will equal the sum of the Weighted Percentage Change for each of the Basket Currencies, expressed as a percentage. The Weighted Percentage Change for each Basket Currency will equal the following fraction:
	Starting Exchange Rate – Ending Exchange Rate	× Weight Percentage
Starting Exchange Rate
The Weight Percentage for each of the Brazilian real, Australian dollar, Norwegian krone and Chinese yuan will equal 25%.

Basket Return Amount:

•  If the Basket Return Percentage is less than zero, the Basket Return Amount per Note will equal zero;

•  If the Basket Return Percentage is both greater than or equal to zero and less than or equal to 10% to 12% (to be determined on the Pricing Date), the Basket Return Amount per Note will equal the product of (i) $10,000 and (ii) 10% to 12% (to be determined on the Pricing Date); or

•  If the Basket Return Percentage is greater than 10% to 12% (to be determined on the Pricing Date), the Basket Return Amount per Note will equal the product of (i) $10,000 and (ii) the Basket Return Percentage.

Starting Exchange Rate:	The Starting Exchange Rate for the Brazilian real, Australian dollar, Norwegian krone and Chinese yuan will equal the USDBRL, USDAUD, USDNOK and USDCNY Exchange Rate, respectively, on the Pricing Date.

Ending Exchange Rate:	The Ending Exchange Rate for the Brazilian real, Australian dollar, Norwegian krone and Chinese yuan will equal the USDBRL, USDAUD, USDNOK and USDCNY Exchange Rate, respectively, on the Valuation Date.

Listing:	We will not apply to list the Notes on any exchange.

Purchase Price and Proceeds to Issuer:		Per Note	Total
	Public Offering Price:	$10,000.00
	Underwriting Discount (including the Sales Commission described below):	$115.00
	Proceeds to Citigroup Funding Inc.:	$9,885.00

Sales Commission Earned:	Up to $115.00 per Note for each Note sold by Citigroup Global Markets Registered Representative.

Calculation Agent:	Citigroup Financial Products, Inc.

CUSIP:	17308CNQ5

Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of up to $115 for each $10,000 Note sold in this offering. Certain dealers, including broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $115 from this underwriting fee for each Note they sell. Citigroup Global Markets will pay the Registered Representatives of Citigroup Global Markets a sales commission of not more than $115 for each Note they sell. Additionally, it is possible that Citigroup Global Markets may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” below for more information.

ADDITIONAL TERMS

This offering summary represents a summary of the terms and conditions of the Notes. It is important for you to consider the information contained in any applicable pricing supplement, the prospectus supplement and prospectus, before making your decision to invest in the Notes.

You may access the pricing supplement related to this offering by reviewing our filings for March 12, 2010 on the SEC Web site at www.sec.gov and the prospectus supplement and prospectus on the SEC Web site as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

SELECTED PURCHASE CONSIDERATIONS

•

Return Potential. The Basket Return Amount payable at maturity depends on the Basket Return Percentage, enabling you to participate in the potential increase in the value of the Basket Currencies during the term of the Notes without directly investing in the Basket Currencies. If the Basket Return Percentage is less than zero, the Basket Return Amount per Note will equal zero. If the Basket Return Percentage is greater than or equal to zero and less than or equal to 10% to 12% (to be determined on the Pricing Date), the Basket Return Amount will equal 10% to 12% (to be determined on the Pricing Date) of your initial investment in the Notes. If the Basket Return Percentage is greater than 10% to 12% (to be determined on the pricing date), the Basket Return Amount will equal the product of your initial investment in the Notes and the Basket Return Percentage.

•

Basket Return Amount Offset. The amount you receive at maturity will be determined by adding the Basket Return Amount, if any, to 95%, not 100%, of the principal amount of the Notes. Even though the Basket Return Amount may be positive, the Basket Return Amount, if any, will be offset by an amount equal to 5% of the principal amount of the Notes, or $500 per Note.

•

Preservation of a Portion of Your Investment. At maturity, you will receive at least 95% of the principal amount of the Notes you then hold, subject to the credit risk of Citigroup Inc., regardless of the performance of the Basket Currencies.

•	Diversification. The Notes are based on the performance of the Basket Currencies and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

•

No Periodic Payments. The Notes will not pay any periodic interest or other periodic payments. Instead, the return on the Notes, if any, will be paid at maturity based upon the Basket Return Percentage. The return on the Notes will vary depending on the percentage change in value of each of the Basket Currencies relative to the U.S. dollar during the term of the Notes and may be lower than that of a conventional fixed-rate debt security.

•

Description of the Basket Currencies and Exchange Rates. The Basket Currencies are the Brazilian real, the Australian dollar, the Norwegian krone and the Chinese yuan. Exchange rates are used to measure the value of each of the Basket Currencies relative to the U.S. Dollar. The relevant exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Brazilian real in the case of the USDBRL Exchange Rate, the U.S. dollar and the Australian dollar in the case of the USDAUD Exchange Rate, the U.S. dollar and the Norwegian krone in the case of the USDNOK Exchange Rate and the U.S. dollar and the Chinese yuan in the case of the USDCNY Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in the value of any Basket Currency will cause a decrease in its exchange rate, while a decrease in the value of any Basket Currency will cause an increase in its exchange rate.

•

Certain U.S. Federal Income Tax Considerations. The following summarizes certain federal income tax considerations for initial U.S. investors who hold the Notes as capital assets. Investors should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and consult their tax advisors in determining the tax consequences of an investment in the Notes, including the application of state, local and other tax laws and the possible effects of changes in federal or other tax laws.

•

U.S. investors will be required to accrue interest income on the Notes at a predetermined rate, which is deemed to accrue on a daily basis (the “Tax OID”) although they will receive no cash distributions on the Notes until maturity.

•	At maturity or upon a taxable disposition of the Notes, a U.S. holder will realize gain equal to the difference between cash received upon maturity or such taxable disposition and the U.S. holder’s adjusted issue price in the Notes. The adjusted issue price of a Note generally is its purchase price increased by any Tax OID previously accrued.

•	Any gain realized upon a sale or disposition of the Notes generally will be treated as ordinary income.

•	Any loss realized by a U.S. holder upon a sale or disposition generally will be treated as an ordinary loss to the extent of the Tax OID inclusions with respect to the Notes.

•	Any loss realized in excess of the Tax OID inclusion amount generally will be treated as capital loss.

In the case of a holder of the Notes that is not a U.S. person, all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes will not be subject to U.S. income or withholding tax, provided that such payments and gain are not effectively connected with a U.S. trade or business of such holder. Further, if such holder does not comply with applicable certification requirements (generally, an IRS form W-8BEN), such holder may be subject to backup withholding.

Notes beneficially owned by a non-U.S. holder who at the time of death is neither a resident nor a citizen of the United States should not be subject to U.S. federal estate taxes.

You should refer to the applicable pricing supplement related to this offering for additional information relating to U.S. federal income tax treatment and should consult your own tax advisors to determine tax consequences particular to your situation.

RISK FACTORS RELATING TO THE NOTES

An investment in the Notes involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors” section of any applicable pricing supplement and the accompanying prospectus supplement for a full description of risks.

You May Lose a Portion of Your Investment. The amount of the maturity payment will depend on the Basket Return Percentage, which is the sum of the Weighted Percentage Change in the value of each of the Basket Currencies relative to the U.S. dollar from the Pricing Date to the Valuation Date. Unless the Basket Return Percentage is greater than or equal to zero, the payment you receive at maturity will be limited to 95% of the principal amount of your initial investment in the Notes, or $9,500 per Note. This will be true even if the value of one or more of the Basket Currencies has increased at one or more times during the term of the Notes, but the values of the other Basket Currencies have decreased or have not increased sufficiently.

The Basket Return Amount Will Be Offset. The amount you receive at maturity will be determined by adding the Basket Return Amount, if any, to 95%, not 100%, of the principal amount of the Notes. Even though the Basket Return Amount may be positive, the Basket Return Amount, if any, will be offset by an amount equal to 5% of the principal amount of the Notes, or $500 per Note.

No Partial Principal Protection Unless You Hold the Notes to Maturity. You will be entitled to receive at least 95% of the principal amount of your Notes, subject to the credit risk of Citigroup Inc., only if you hold the Notes to maturity. The market value of the Notes may fluctuate, and if you sell your Notes in the secondary market prior to maturity, you may receive less than 95% of your initial investment.

Citigroup Inc. Credit Risk, Credit Ratings and Credit Spreads. Investors in the Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes, and to changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the market value of the Notes.

No Periodic Payments. You will not receive any periodic payments of interest or any other periodic payments on the Notes.

Reference to a Basket May Lower Your Return. Because the Basket Return Percentage will be based on the sum of the Weighted Percentage Change for each Basket Currency, a significant increase in the value of one or more of the Basket Currencies relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of one or more of the other Basket Currencies relative to the U.S. dollar during the term of the Notes. This may cause your return on the Notes to be less than the return on a similar instrument linked to just one or certain Basket Currencies.

Potential for a Lower Comparative Yield. The amount payable upon maturity of the Notes is linked to the Basket Return Percentage. As a result, the effective yield on the Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

Foreign Currency Risk. Governments, including those of Brazil, Australia, Norway, China and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the Basket Currencies or the U.S. dollar specifically, or any other currency.

Exchange Listing and Secondary Market. The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets Inc. intends to make a secondary market in the Notes, it is not obligated to do so.

Resale Value of the Notes May Be Lower Than Your Initial Investment. Due to, among other things, changes in the value of the Basket Currencies, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading in one or more of the Basket Currencies or in other instruments, such as options, swaps or futures, based upon one or more of the relevant exchange rates or the Basket Currencies, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

Special U.S. Federal Income Tax Rules Will Apply to U.S. Holders. The Notes will be treated by Citigroup Funding as contingent payment debt obligations of Citigroup Funding, and by accepting a Note, each holder of a Note agrees to this treatment of the Note. Special U.S. federal income tax rules apply to contingent payment debt obligations. Under these rules, a U.S. holder will be required to accrue interest income on the Note although U.S. holders will receive no payments with respect to the Note before maturity and regardless of whether the U.S. depositor uses the cash or accrual method of tax accounting. In addition, upon the sale, exchange or other disposition of a Note, including redemption of the Note at maturity, a U.S. holder generally will be required to treat any gain recognized upon the disposition of the Note as ordinary income, rather than capital gain. You should refer to the section “Certain United States Federal Income Tax Considerations” in the pricing supplement related to this offering for more information.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments at maturity on an investment of $10,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations and graph are based on the following assumptions:

•	Pricing Date: March 15, 2010

•	Issue Date: March 18, 2010

•	Principal amount: $10,000 per Note

•	Starting Exchange Rate of the USDBRL Exchange Rate: 1.7000

•	Starting Exchange Rate of the USDAUD Exchange Rate: 1.09000

•	Starting Exchange Rate of the USDNOK Exchange Rate: 5.90000

•	Starting Exchange Rate of the USDCNY Exchange Rate: 6.8300

•	If the Basket Return Percentage is less than zero, the Basket Return Amount per Note will equal zero

•	If the Basket Return Percentage is both greater than or equal to zero and less than or equal to 12%, the Basket Return Amount per Note will equal 12% of $10,000, or $1,200

•	If the Basket Return Percentage is greater than 12%, the Basket Return Amount per Note will equal the product of $10,000 and the Basket Return Percentage

•	Weight Percentage: 25% for each of the Brazilian real, Australian dollar, Norwegian krone and Chinese yuan

•	Maturity Date: March 19, 2012

•	The Notes are purchased on the Issue Date and are held through the Maturity Date

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount, which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency and the threshold used for the determination of the Basket Return Amount.

As demonstrated by the examples below, if the Basket Return Percentage is less than zero, you will receive an amount at maturity equal to $9,500 per Note. If the Basket Return Percentage is greater than or equal to zero, you will receive an amount at maturity that is greater than $9,500 per Note.

Hypothetical Ending Exchange Rate				Hypothetical Weighted Percentage Change(1)				Hypothetical Basket Return Percentage(2)	Hypothetical Basket Return Amount per Note(3)	Hypothetical Maturity Payment(4)	Hypothetical Note Return % per Annum(5)
USD BRL	USD AUD	USD NOK	USD CNY	USD BRL	USD AUD	USD NOK	USD CNY
2.1480	1.41700	6.49000	7.1715	-5.000%	-7.500%	-2.500%	-1.245%	-16.245%	$0.00	$9,500.00	-2.50%
2.0191	1.33198	6.10060	6.7412	-3.200%	-5.550%	-0.850%	0.329%	-9.271%	$0.00	$9,500.00	-2.50%
1.8980	1.25206	5.73456	6.3367	-1.508%	-3.718%	0.701%	1.794%	-2.732%	$0.00	$9,500.00	-2.50%
1.7841	1.17694	5.39049	5.9565	0.082%	-1.993%	2.159%	3.184%	3.433%	$1,200.00	$10,700.00	3.50%
1.6770	1.10632	5.06706	5.5991	1.578%	-0.374%	3.529%	4.502%	9.236%	$1,200.00	$10,700.00	3.50%
1.5764	1.03994	4.76304	5.2632	2.983%	1.149%	4.818%	5.747%	14.697%	$1,469.68	$10,969.68	4.85%
1.4818	0.97755	4.47725	4.9474	4.304%	2.580%	6.028%	6.881%	19.795%	$1,979.45	$11,479.45	7.40%
1.3929	0.91889	4.20862	4.6506	5.546%	3.924%	7.167%	7.980%	24.617%	$2,461.69	$11,961.69	9.81%
1.3094	0.86376	3.95610	4.3715	6.712%	5.188%	8.237%	9.004%	29.142%	$2,914.16	$12,414.16	12.07%
1.2308	0.81193	3.71874	4.1092	7.810%	6.378%	9.243%	9.956%	33.387%	$3,338.74	$12,838.74	14.19%

(1)	Hypothetical Weighted Percentage Change for each of the Brazilian real, Australian dollar, Norwegian krone and Chinese yuan = [(Starting Exchange Rate – Ending Exchange Rate)/Starting Exchange Rate] x 25%
(2)	Hypothetical Basket Return Percentage = Sum of Weighted Percentage Change for USDBRL, USDAUD, USDNOK and USDCNY
(3)	Hypothetical Basket Return Amount = zero, if the Basket Return Percentage is less than 0%, the product of (i) 12% and (ii) $10,000, if the Basket Return Percentage is greater than or equal to 0% and less than or equal to 12% or the product of (i) $10,000 and (ii) the Basket Return Percentage, if the Basket Return Percentage is greater than 12%
(4)	Hypothetical Maturity Payment = $9,500 + Hypothetical Basket Return Amount
(5)	Hypothetical Note Return % per Annum includes the Hypothetical Basket Return Amount

The following graph shows the Note Return Percentage at Maturity and the Basket Return Percentage resulting from different percentage changes in the Basket Currency Exchange Rates. All of the hypothetical examples assume that all the Basket Currency Exchange Rates appreciate or depreciate together equally and the Weight Percentage for each Basket Currency Exchange Rate is 25%. All of the hypothetical examples also assume that if the Basket Return Percentage is less than zero, the Note Return Percentage at Maturity will equal negative 5%; if the Basket Return Percentage is both greater than or equal to zero and less than or equal to 12%, the Note Return Percentage at Maturity will equal 7%, and if the Basket Return Percentage is greater than 12%, the Note Return Percentage at Maturity will equal the Basket Return Percentage minus 5%.

HISTORICAL DATA ON THE EXCHANGE RATES

The following table sets forth, for each of the quarterly periods indicated, the high and low closing values of each relevant exchange rate, as reported by Bloomberg. The historical data on the relevant exchange rates are not indicative of the future performance of the Basket Currencies or what the value of the Notes in any secondary market may be. Any historical upward or downward trend in any of the relevant exchange rates during any period set forth below is not an indication that the value of the Basket Currencies relative to the U.S. dollar is more or less likely to decrease or increase at any time over the term of the Notes.

	USDBRL Exchange Rate		USDAUD Exchange Rate		USDNOK Exchange Rate		USDCNY Exchange Rate
	High	Low	High	Low	High	Low	High	Low
2005
Quarter
First	2.7621	2.5621	1.32400	1.25240	6.57250	6.07320	8.2765	8.2765
Second	2.6598	2.3504	1.33430	1.27980	6.59400	6.24330	8.2765	8.2765
Third	2.4656	2.2222	1.35240	1.29020	6.66650	6.21910	8.2765	8.0871
Fourth	2.3735	2.1633	1.38100	1.30950	6.79910	6.42320	8.0924	8.0709
2006
Quarter
First	2.3460	2.1067	1.41850	1.31870	6.83510	6.51400	8.0710	8.0170
Second	2.3711	2.0586	1.39690	1.28860	6.50430	5.98810	8.0284	7.9956
Third	2.2188	2.1282	1.34790	1.29680	6.59600	6.12210	8.0024	7.8998
Fourth	2.1870	2.1331	1.34740	1.26420	6.77600	6.09490	7.9174	7.8087
2007
Quarter
First	2.1556	2.0504	1.29800	1.23470	6.48930	6.08230	7.8135	7.7303
Second	2.0478	1.9047	1.22980	1.17740	6.12660	5.89440	7.7349	7.6155
Third	2.1124	1.8389	1.26390	1.12630	5.97170	5.38690	7.6135	7.5050
Fourth	1.8501	1.7325	1.16650	1.07050	5.60760	5.27150	7.5232	7.3046
2008
Quarter
First	1.8301	1.6700	1.16090	1.05370	5.56280	5.06530	7.2996	7.0130
Second	1.7534	1.5919	1.10230	1.03850	5.22900	4.96380	7.0292	6.8591
Third	1.9559	1.5593	1.26470	1.02110	5.86280	5.04970	6.8665	6.8009
Fourth	2.5004	1.9213	1.66300	1.27000	7.22280	5.90690	6.8527	6.8240
2009
Quarter
First	2.4218	2.1889	1.58730	1.38260	7.21520	6.28380	6.8399	6.8293
Second	2.2899	1.9301	1.43560	1.21830	6.83410	6.16580	6.8370	6.8201
Third	2.01470	1.70370	1.28440	1.13290	6.56520	5.77260	6.8352	6.8271
Fourth	2.0992	1.7024	1.15570	1.06730	5.87840	5.52990	5.87840	5.52990
2010
Quarter
First (through March 11)	1.8773	1.7227	1.15660	1.07320	5.98660	5.60880	6.8281	6.8263

The USDBRL Exchange Rate appearing on Reuters page “BRFR” (offer side, PTAX column) on March 11, 2010 was 1.76939. The USDAUD Exchange Rate calculated by dividing the number 1.00 by the AUDUSD exchange rate appearing on Reuters page “WMRSPOT12” (in the MID column) at or after 4:00 p.m. (London, England time) on March 11, 2010 was 1.09343. The USDNOK Exchange Rate appearing on Reuters page “WMRSPOT06” (in the MID column) at or after 4:00 p.m. (London, England time) on March 11, 2010 was 5.86265. The USDCNY Exchange Rate appearing on Reuters page “SAEC” on March 11, 2010 was 6.8263.

Historical Graphs

The following graphs show the exchange rates for each of the Basket Currencies in the period from January 3, 2005 through March 11, 2010 using historical data obtained from Bloomberg. The historical data on each currency is not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in the exchange rates during any period set forth below is not an indication that the exchange rates are more or less likely to decrease or increase at any time during the term of the Notes.

Plan of Distribution; Conflicts of Interest

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $         principal amount of the Notes ( Notes) for $9,885 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth under “Preliminary Terms” above and some of the Notes to certain dealers, including broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of not more than $115 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of not more than $115 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Registered Representatives of Citigroup Global Markets a sales commission of not more than $115 for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

Calculation of the Exchange Rates under Particular Circumstances

If any of the USDBRL, AUDUSD, USDNOK or USDCNY Exchange Rates are not so reported on Reuters Pages “BRFR,” “WMRSPOT12,” “WMRSPOT06,” “SAEC,” or any substitute page thereto, then the USDBRL, USDAUD, USDNOK and USDCNY Exchange Rates, as applicable, will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at the relevant time for the purchase or sale for deposits in the relevant currency by the London offices of three leading banks engaged in the inter-bank market (selected by the Calculation Agent after consultation with Citigroup Funding) (the “Reference Banks”). If fewer than three Reference Banks provide those spot quotations, then the relevant Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent from two leading commercial banks in New York (selected by the Calculation Agent after consultation with Citigroup Funding), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine if such quotation is reasonable. If no spot quotation is available, then the relevant Exchange Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

ERISA and IRA Purchase Considerations

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the Notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the applicable pricing supplement related to this offering for more information.

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